SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item

1.	Summary of the Resolutions approved by the General and Special Class A Preferred Stockholders’ Meeting held on October 26, 2010.

2.	Summary of the Resolutions approved by the Extraordinary General Stockholders’ Meeting held on October 26, 2010.

3.	Amendment to Article 15 of the Bylaws

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the General and Special Class A Preferred Stockholders’ Meeting held on October 26, 2010.

There were three (3) stockholders present, all of them by proxy, with an aggregate of 5,989,405 shares, representing 76.17 % of the capital stock and 93.69 % of the votes, with one stockholder having registered 5,330,400 common shares, with an aggregate par value of $53,304,000 and 5,330,400 votes, and two (2) stockholders having registered 659,005 Class A Preferred Shares, with a par value of $10 each and one vote per share.

1) Consideration of the performance of the Board of Directors and the Supervisory Committee from April 30, 2008 until the date of this shareholders meeting.

The meeting resolved to approve the performance of the members of the Board of Directors and the Supervisory Committee since April 30, 2008 until the date of this stockholders’ meeting.

2) Determination of the number of regular and alternate directors for the twentieth-second fiscal year (“Fiscal Year 2010”).

The meeting resolved to determine the number of members of the Board of Directors as follows: seven (7) regular members and seven (7) alternate members, including one (1) regular member and one (1) alternate member to be appointed by the shareholders of Class A preferred stock at the Special Class A Stockholders’ Meeting.

3) Election of the regular and alternate directors for Fiscal Year 2010 by Class A Preferred Shares.

The election of the above mentioned directors was made by the Special Class A Stockholders’ Meeting pursuant to the terms and conditions of issuance of the Class A Preferred Shares and Section 15 of the Company’s bylaws. Mr. Javier Errecondo and Mr. Saturnino Jorge Funes were elected as regular director and alternate director respectively. It was informed at the meeting that both directors are “non-independent” pursuant to Section 4th of Chapter XXI of the rules of the Comisión Nacional de Valores, and are “independent” pursuant to the rules of the U.S. Securities and Exchange Commission. It was also informed that none of the elected directors currently is or, in the prior 36 months, has been a member of the Board of Directors of any company organized in Argentina or providing services in Argentina, directly or indirectly controlled by Telefónica, S.A.

The meeting also resolved to grant the necessary authorizations to register the foregoing with the Comisión Nacional de Valores (National Securities Commission) and the Inspección General de Justicia (Office of Corporations), in favor of the same persons to be authorized by the stockholders’ meeting for the same purposes when considering item 4) of the Agenda.

4) Election of the regular and alternate directors for Fiscal Year 2010 by Common Shares.

The meeting resolved to elect the following directors:

Regular Directors: Franco Alfredo Agustín Pablo Livini, Dionisio Dima, Andrea Balzarini, Enrique Llerena, Eduardo Federico Bauer and Julio Pedro Naveyra.

Alternate Directors: Valerio Raco, Francesco Saverio Bruno, Magdalena María Herrera Poitevin, Pedro Eugenio Aramburu, Pablo Rodrigo Tarantino and Fabiana Leticia Marges. Either of Messrs Valerio Raco, Francesco Saverio Bruno and Magdalena María Herrera Poitevin will replace, in case of absence or impossibility, either of the regular directors Messrs. Franco Alfredo Agustín Pablo Livini, Dioniso Dima and Andrea Balzarini. Mr. Pedro Eugenio Aramburu will replace, in case of absence or impossibility, regular director Mr. Enrique Llerena. Mr. Pablo Rodrigo Tarantino will replace, in case of absence or impossibility, regular director Mr. Eduardo Federico Bauer, and Ms. Fabiana Leticia Marges will replace regular director Mr. Julio Pedro Naveyra, in case of absence or impossibility.

It was informed at the meeting that regular directors Messrs. Enrique Llerena and Julio Pedro Naveyra, and alternate director Ms. Fabiana Leticia Marges are “independent” both pursuant to the rules of the Comisión Nacional de Valores and following the guidelines set forth by Rule 10A-3 of the Securities and Exchange Commission, while alternate director Mr. Pedro Eugenio Aramburu is “independent” following the guidelines of the latter, and the rest of the regular and alternate directors are “non-independent”.

It was also informed that none of the elected directors currently is or, in the prior 36 months, has been a member of the Board of Directors of any company organized in Argentina or providing services in Argentina, directly or indirectly controlled by Telefónica, S.A.

The meeting also resolved to grant the necessary authorizations to register the foregoing with the Comisión Nacional de Valores (National Securities Commission) and the Inspección General de Justicia (Office of Corporations).

5) Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2010.

The meeting resolved to approve the election of Messrs. Diego María Serrano Redonnet, Adela Alicia Codagnone and Gerardo Prieto as regular members of the Supervisory Committee, and, as alternate members, of Messrs. Lautaro Damián Ferro and Luis Miguel Incera (either of whom will replace either of regular members Messrs. Diego María Serrano Redonet and Adela Alicia Codagnone) and Guillermo Feldberg (who will replace Gerardo Prieto).

6) Consideration of Item Four of the Agenda of Shareholders’ Meeting dated April 30, 2008 which, in said opportunity was not completely resolved by the shareholders: “Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2007.”

The meeting approved the performance of the members of the Board of Directors during fiscal year ended on December 31, 2007.

7) Consideration of Item Five of the Agenda of Shareholders’ Meeting dated April 30, 2008 which, in said opportunity was not completely resolved by the shareholders: “Consideration of the Board of Directors´ compensation for the fiscal year ending December 31, 2007, amounting to Arg $324,000.- (appropriated amount), equivalent to 0.10% of the “Calculated Profits”, determined as stipulated in Section 3° of Chapter III of the Rules of the Comisión Nacional de Valores, vis a vis the proposal of non-distribution of dividends due to the Company’s lack of liquidity.”.

The meeting approved the compensation of the Board of Directors that performed services during fiscal year 2007, in an aggregate amount of Arg $ 324.000, to be distributed in identical parts among the independent directors.

8) Consideration of Item Seven of the Agenda of Shareholders’ Meeting dated April 30, 2008 which, in said opportunity was not completely resolved by the shareholders: “Fees payable to the Supervisory Committee for the nineteenth fiscal year.”

The meeting approved the compensation of the Supervisory Meeting in an aggregate amount of Arg $105.000, to be distributed among its regular members in a manner to be decided by them.

9) Appointment of two stockholders to approve and sign the Minutes.

The meeting resolved that the two stockholders present at the meeting, who registered the highest amount of shares to participate in it, should sign the Minutes.

Ms. María Inés Pont Lezica, representing the Comisión Nacional de Valores and Mr. Alejandro Romano, representing the Buenos Aires Stock Exchange, attended the stockholders’ meeting.

Maria Blanco Salgado

Attorney in fact

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Extraordinary General Stockholders’ Meeting held on October 26, 2010.

There were three (3) stockholders present, all of them by proxy, with an aggregate of 5,989,405 shares, representing 76.17 % of the capital stock and 93.69 % of the votes, with one stockholder having registered 5,330,400 common shares, with an aggregate par value of $53,304,000 and 5,330,400 votes, and two (2) stockholders having registered 659,005 Class A Preferred Shares, with a par value of $10 each and one vote per share.

1) Amendment to Section Fifteenth of the Company’s bylaws. Consideration of the Company’s amended and restated bylaws. Authorizations.

The meeting resolved to approve the amendment to Section Fifteenth of the Company’s bylaws, which is attached hereto, and the adoption of the Company’s amended and restated bylaws.

The meeting also resolved to grant the necessary authorizations to register the foregoing with the Comisión Nacional de Valores (National Securities Commission) and the Inspección General de Justicia (Office of Corporations).

2) Appointment of two stockholders to approve and sign the Minutes.

The meeting resolved that the two stockholders present at the meeting, who registered the highest amount of shares to participate in it, should sign the Minutes.

Ms. María Inés Pont Lezica, representing the Comisión Nacional de Valores and Mr. Alejandro Romano, representing the Buenos Aires Stock Exchange, attended the stockholders’ meeting.

Maria Blanco Salgado

Attorney in fact

“ARTICLE 15: The management and administration of the Company shall be exercised by a Board of Directors, with its number of members to be determined by a Shareholders’ Meeting, between a minimum of four regular members and a maximum of eight regular members and an equal number of alternate members. Alternate members shall be appointed at a Shareholders’ Meeting in a number equal to or less than that of the regular members, and for the same term, in order to fill in any vacancies that may arise, pursuant to the order or method determined at the Shareholders’ Meeting. If the Company had issued shares of preferred stock and, pursuant to their terms of issuance or applicable law, such shares were entitled to vote in all corporate matters, then all shares of preferred stock with such right, in the aggregate, shall be considered a class for purposes of appointing the members of the Board of Directors, in which case they will be entitled to appoint one regular member and one alternate member. In such case, the number of regular and alternate members shall be increased by one additional regular member and one additional alternate member. The members of the Board of Directors shall serve for three fiscal years and may be re-elected. During their first meeting, the members of the Board of Directors shall appoint a President and a Vice-President from among the regular members of the Board of Directors appointed by the shares of common stock. The Vice President shall replace the President in case of absence or impossibility. The Board of Directors shall meet once every three months and at any other time as determined by the Board. Board of Directors’ meetings shall be called with an advance notice of not less than 12 days for ordinary matters and three days for urgent matters. Such notice shall be delivered by the President or the Vice-President to all members of the Board of Directors at their designated domiciles by means of a certified letter with receipt confirmation or any other confirmable means, including telex or fax. Such notice shall include the date, time and place of the meeting and the agenda to be considered. Delivery of such notice will not be required if all members of the Board of Directors are present. The Board of Directors meetings shall be held in the jurisdiction of the Company’s registered domicile or abroad. Members representing an absolute majority of the votes shall constitute a quorum at all Board of Directors meetings, and resolutions shall be approved by a majority of member votes present. In the case of a tie, the President shall have a casting vote. Such casting vote may not be exercised if the Vice President is acting as President. Board of Directors’ meetings may also be held by teleconference, in which case quorum shall be constituted by both the members present at the meeting and those participating remotely. The minutes reflecting such meetings shall be prepared and executed by all members of the Board of Directors and the Supervisory Board who were present at the meeting within five (5) days of it having been held. The members of the Supervisory Board shall record in the minutes the names of the directors participating remotely in the meeting and of the regularity of all resolutions passed during such meeting. The minutes shall record the statements of directors present and those participating remotely, and their respective votes in connection with each resolution passed by the Board. The compensation for the services rendered by the members of the Board of Directors shall be determined at the Shareholders’ Meeting.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 8, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager